Brookfield

2024

# Brookfield Renewable Partners L.P.

## Q3 INTERIM REPORT

OUR OPERATIONS
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. Our portfolio includes assets for which we have access to a priority growth pipeline that if funded would provide us the opportunity to own a near-majority share of the business.
Our global diversified portfolio of renewable power assets, which makes up over 97% of our business, has approximately 35,200 MW of operating capacity and annualized LTA generation of approximately 95,000 GWh and a development pipeline of approximately 200,000 MW.
The table below outlines our portfolio as at September 30, 2024:

	River Systems	Facilities	Capacity(1) (MW)	LTA(2) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America(3)
United States	29	139	2,905	11,882	2,559
Canada	19	33	1,368	5,193	1,261
	48	172	4,273	17,075	3,820
Colombia(4)	11	24	3,093	16,225	3,703
Brazil	27	43	940	4,811	—
	86	239	8,306	38,111	7,523
Wind(5)
North America	—	57	6,934	21,665	—
Europe	—	56	1,432	3,276	—
Brazil	—	37	890	3,909	—
Asia	—	80	2,546	6,715	—
	—	230	11,802	35,565	—
Utility-scale solar(6)	—	226	7,641	16,319	—
Distributed generation & storage(7)(8)	2	7,211	6,032	4,087	5,220
Total renewable power	88	7,906	33,781	94,082	12,743
(1)Includes Assets held for sale. Refer to Refer to Note 4 - Assets held for sale
(2)LTA is calculated based on our portfolio as at September 30, 2024, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(3)Includes five battery storage facilities in North America (57 MW).
(4)Includes two wind plants (32 MW) and seven solar plants (139 MW) in Colombia.
(5)Excludes 303 MW of wind capacity with an LTA of 742 GWh included in our sustainable solutions segment.
(6)Excludes 118 MW of solar capacity with an LTA of 243 GWh included in our sustainable solutions segment.
(7)Includes a battery storage facility in North America (10 MW).
(8)Includes nine fuel cell facilities in North America (10 MW) and pumped storage in North America (666 MW) and in the U.K. (2,088 MW).
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in a leading global nuclear services business and a utility and independent power producer with operations in the Caribbean and Latin America, with 303 MW of wind capacity and 118 MW of solar capacity and a combined LTA of 985 GWh, to facilitate the decarbonization of its operations, as well as an operating portfolio of 57 thousand metric tonnes per annum (“TMTPA”) of carbon capture and storage (“CCS”), 4 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) operating production capacity annually, and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with 20 million metric tonnes per annum (“MMTPA”) of CCS, and 1.2 million tons of recycled materials, roughly 8.1 million MMBtu of RNG production capacity annually.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2024 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,370	3,435	2,166	2,911	11,882
Canada	1,239	1,493	1,240	1,221	5,193
	4,609	4,928	3,406	4,132	17,075
Colombia(2)	3,721	4,072	3,963	4,469	16,225
Brazil	1,183	1,198	1,214	1,216	4,811
	9,513	10,198	8,583	9,817	38,111

Wind	9,174	9,147	7,901	9,343	35,565

Utility-scale solar	3,470	4,609	4,838	3,402	16,319

Distributed generation & storage	923	1,189	1,128	847	4,087

Total(3)	23,080	25,143	22,450	23,409	94,082
(1)LTA is calculated based on our portfolio as at September 30, 2024 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and seven solar plants (330 GWh) in Colombia.
(3)Excludes 244 GWh Solar and 742 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2024 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,217	2,352	1,465	1,948	7,982
Canada	1,014	1,214	984	962	4,174
	3,231	3,566	2,449	2,910	12,156
Colombia(2)	842	913	890	1,005	3,650
Brazil(3)	1,008	1,020	1,034	1,035	4,097
	5,081	5,499	4,373	4,950	19,903

Wind	2,555	2,459	2,079	2,596	9,689

Utility-scale solar	884	1,275	1,364	872	4,395

Distributed generation	249	353	337	228	1,167

Total	8,769	9,586	8,153	8,646	35,154
(1)LTA is calculated based on our portfolio as at September 30, 2024 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants in (41 GWh) and seven solar plants (75 GWh) in Colombia.
(3)Excludes 10 GWh Solar and 30 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "Part 8 – Presentation to Stakeholders and Performance Measurement". We make use of non-IFRS measures in this Interim Report – see "Part 8 – Presentation to Stakeholders and Performance Measurement". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca

.Letter to Unitholders .

We had another successful quarter, delivering strong operating results and executing on initiatives which will allow us to continue to build on our consistent track record of value generation. We deployed capital into attractive growth opportunities, advanced our development pipeline, and generated strong returns and proceeds from asset recycling to support our future growth.
We have continued to diversify our business across the most attractive power markets globally, while concentrating on the lowest cost, mature technologies, which today, represent the most promising and viable solutions to meet accelerating electricity demand growth from digitalization and electrification.
The energy demand outlook continues to accelerate, with the robust investment by the large global technology players in data centers and semiconductor chips, now extending to energy capacity. Power is increasingly the bottleneck to enable data center and AI development, and we are seeing these businesses ramp-up their efforts to lock-in supply to ensure they can achieve their growth targets. This significant increase in demand for new power being driven by corporate off-takers requires a significant build out of renewable generation given its position as the most cost competitive source of bulk power in most markets, irrespective of incentive schemes. Our scale and geographically and technologically diversified business is uniquely positioned to meet this insatiable demand in all political environments.
This past quarter saw several agreements announced by global technology players to restart or enable the development of nuclear capacity. These agreements are a powerful indication, not only of the magnitude of demand for electricity over the coming years, but of the type of solutions that are needed. The technology leaders require reliable, low-cost, 24/7, scale power solutions and they are increasingly looking to a small number of partners who they trust to deliver what they need, where they need it, and when they need it.
This environment is very constructive for the development platforms we have acquired in recent years. We are well positioned to continue as one of the partners of choice to these companies with our diverse 200,000-megawatt renewable power project pipeline, approximately 90% of which is located in the top ten data center markets globally. Added to that, our Westinghouse business, which has design and engineering capabilities to deliver micro, small modular and utility-scale nuclear solutions, we are in an enviable position globally.
Highlights for the quarter include:
•Generated FFO of $278 million or $0.42 per unit, up 11% from the prior year on the back of our consistent and repeatable growth.
•Deployed, or committed to deploy $2.3 billion of capital ($500 million net to Brookfield Renewable), further diversifying our business.
•Commissioned ~1,200 megawatts of new renewable energy capacity in the quarter and continue to advance a record ~7,000 megawatts for the year in total.
•Reached new agreements to sell assets this quarter, bringing our year-to-date proceeds from asset sales to over $2.3 billion ($1 billion net to Brookfield Renewable). Across these investments, we have generated a ~25% IRR and a 2.5 times multiple on invested capital.
•Advanced commercial initiatives securing contracts to deliver an incremental 6,100-gigawatt hours per year of generation, including favorable contracts at our hydro facilities which are expected to result in up to $500 million of upfinancing proceeds.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

•Our best-in-class balance sheet continues to get stronger with $4.6 billion of available liquidity.
Proven full-cycle value generation
We underwrite our investments on a hold to maturity basis to deliver our target 12-15% returns. However, we can often enhance these returns by monetizing mature assets to buyers with a lower cost of capital, who value the long-life, derisked, infrastructure-like cash flows of renewable power projects. Asset recycling also represents a highly accretive way to fund our business and contributes to our sustainable self-funding model.
Important to successful asset monetizations is the strength of our balance sheet, which enables us to be patient and sell assets when markets are constructive. Throughout 2024, we have seen a very robust bid for high-quality, cash-generative operating platforms, particularly those that have a growth angle. Against this market demand, we have been successful recycling capital from our existing asset base at returns significantly above our targets. While every investment is different, in each case, these results were driven by acquiring for value, improving the assets through the execution of our business plan, and monetizing opportunistically for fair value.
To date this year, we have executed transactions generating ~$2.3 billion of proceeds resulting in returns of 2.5 times our invested capital. These transactions demonstrate strong appetite for contracted, high quality operating assets and the value of having a long and accomplished track record in building, developing, and enhancing renewable power businesses. Based on the other ongoing sales processes we have in the market, the continued strong underlying fundamentals, and the large number of assets that we believe will be ready for sale in the coming quarters, we expect we will be able to deliver more successful monetizations over the next twelve months at strong returns, further helping to fund our growth.
In September, we reached an agreement to sell Saeta, which we acquired in 2018 during a period of market uncertainty that created an attractive value entry point. Following the acquisition, we executed our business plan divesting non-core assets, enhancing the operations, optimizing the capital structure, and establishing a corporate development function that was successful in creating organic growth in the business.
We agreed to sell the company, excluding the 350-megawatts of concentrated solar power assets, to a leading global renewable energy company as part of their strategic entry into the Iberian region for an equity value of $730 million ($430 million net to Brookfield Renewable). With the sale, we will generate total proceeds of 3.0 times our invested capital over a six-year hold period, crystalizing strong returns for our shareholders.
In 2017 we acquired a 25% interest in First Hydro, the leading U.K. hydro business, recognizing an opportunity to use our experience in owning and operating hydro assets for decades to implement several value generative initiatives. Upon acquisition, First Hydro completed a refurbishment that extended the life of the pumped storage facilities by over 40 years, and we enhanced the commercial strategy, resulting in record earnings. In September, we reached an agreement to sell our interest in First Hydro for $350 million ($100 million net to Brookfield Renewable) generating over 3.5 times our invested capital since acquisition, and are delivering the buyer a highly strategic asset that will continue to provide critical grid services for decades to come.
During the quarter, we also agreed to sell a 50% interest in our Shepherds Flat wind portfolio where we executed one of the largest wind repowering projects globally, increasing generation by ~25% and extending the asset’s useful life by approximately ten years. On closing we will generate almost 2.0 times our invested capital on the portion sold for $415 million (~$105 million net to Brookfield Renewable), while still retaining a 50% interest and operating the asset.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

We are now one of the leading renewable energy operators and developers in India, having prudently built our regional presence since entering the market in 2017, off the back of the broader Brookfield business in the country. In November, we signed an agreement to complete our first full cycle investment in the country by selling a ~1,600-megawatt portfolio of operating and under construction wind and solar assets to a large renewable player at our target returns. The closing of this transaction is expected to occur in parts in the first quarter of 2025 and 2026 and is subject to customary closing conditions.
It continues to be both a seller’s and a buyer’s market
2024 will be our largest year for investments into growth, with over $11 billion of equity (almost $1.5 billion net to Brookfield Renewable) committed and deployed year to date, and for proceeds from asset recycling. We recognize that some may question how a market can be attractive for deployment and monetization at the same time. While every transaction has its own dynamics and there will be exceptions to any broad-based generalizations, we see a simple bifurcation in the current market—high-quality, derisked and cash-generative assets are seeing very strong bids, while large businesses with ongoing capital needs for development and construction are seeing a scarcity of capital to fund their growth pipelines.
This creates a tremendous opportunity for those equipped to deploy capital at attractive value entry points to acquire growing businesses or fund existing operations. This constructive environment also allows us to monetize more mature assets and recycle the proceeds back into accretive new investments under an attractive and high-returning self-funding model.
We have always taken a thoughtful approach to investing in technologies that are new to our platform. For example, almost a decade ago, we were consciously not a first mover into solar because we believed that much of the initial capital invested in the space was subject to return drivers outside of our control—notably, the pace of technology improvement and cost declines, the ramp-up of the supply chain, and the assumed trajectory of growth.
While some players got these initial bets right, and others wrong, we waited until the sector was more appropriately derisked. Once the sector matured, we moved with conviction, securing attractive value entry points, often capitalizing on situations of capital scarcity where some of those earlier investments didn’t go as planned. Despite our cautious initial approach to the asset class, we have found no shortage of opportunities, and today we are one of the largest solar developers in the world—if not the largest.
We have taken a similar approach to investing in offshore wind. We view offshore wind as a mature, fast-growing and scale renewable technology, with critical attributes for certain markets – such as providing a differentiated energy load profile, high-capacity factors and limited onshore land requirements. However, up until recently, many of the opportunities we looked at faced long lead times between capital outlays for development and project commissioning. These challenges deterred us from investing over the past several years, especially given the other opportunities we were seeing in the market.
Today, we are seeing more opportunities to invest in projects that are operating or where the cash flows are more significantly de-risked at attractive risk-adjusted returns. Recently we agreed to partner with Ørsted, a global leader in offshore wind, to acquire a 12% interest in a portfolio of ~3,500 megawatts of operating capacity in the U.K. for an enterprise value of ~$2.3 billion (~$570 million net to Brookfield Renewable).
The portfolio is secured with long-term, government backed, inflation-linked contracts for difference and approximately 90% of operating costs fixed through long-term O&M, transmission and lease contracts, and comes with no development or construction risk. We are thrilled to partner with Ørsted, a global leader in offshore wind, who will continue to own a 38% interest and operate the portfolio, which we expect to generate returns in-line with our targets.
We also a

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

nnounced a strategic partnership with a leading eFuels manufacturer, Infinium, to invest up to $1.1 billion ($220 million net to Brookfield Renewable). We will fund $200 million upfront for the construction of a production facility in West Texas with capacity fully-contracted to leading global airlines on a take-or-pay basis, and we will be granted the exclusive right to invest up to $850 million in future projects that meet our investment criteria. Our investment is structured to provide strong downside return protection while offering exposure to the growth of one of the world’s leading producers of sustainable aviation fuel, an ultra-low carbon intensity drop-in fuel.
Operating Results
We generated FFO of $278 million this quarter, or $0.42 per unit, up 11% from the prior year, benefiting from asset development, recent acquisitions, and strong all-in pricing. With an increasingly diversified portfolio of operating assets, limited off-taker concentration risk, and a strong contract profile, our cash flows are highly resilient. On the back of our strong results year to date, and our outlook for the remainder of the year, we continue to expect to achieve our 10%+ FFO per unit growth target for 2024.
Our hydroelectric segment delivered FFO of $96 million, benefiting from solid generation, particularly from our U.S. and Colombian fleets. We continue to see strong demand for our hydro generation and were successful executing two favorable contracts with U.S. utilities this quarter at an average price of almost $90/MWh for an average duration of almost 15-years. The favorable contracts will result in a significant uplift in revenue per annum and are expected to result in upfinancing proceeds of up to $500 million, which when redeployed at our target returns, is expected to generate meaningful incremental annual FFO for the business.
With an additional 6,000 GWh of generation available for recontracting over the next five years, and an increasingly constructive pricing environment for our hydro portfolio, we have significant capacity across our fleet to execute on similar contracts that we expect to contribute additional FFO and generate a highly accretive funding source for our growth.
Our wind and solar segments generated a combined $207 million of FFO, up significantly year-over-year on our recent acquisitions. Our distributed energy, storage, and sustainable solutions segments generated a combined $115 million of FFO, with solid results from Westinghouse which has strong tailwinds to its business, and growth in our distributed generation business.
We continued to grow and advance our development pipeline which now stands at 200,000 megawatts with 65,000 megawatts at the advanced stage. We expect to commission ~7,000 megawatts this year, a record for our business, adding approximately $90 million of annual incremental FFO. We expect to deliver 8,400 megawatts in 2025 and 9,100 megawatts in 2026 as we continue to scale our development activities in-line with our growing capabilities and global footprint.
Balance sheet & liquidity
We have $4.6 billion of available liquidity and our sustainable funding model is working well. Our business continues to see tremendous access to capital, reflected by our proceeds from asset recycling, upfinancings, and the growth in our durable operating cash flows.
We expect to execute ~$30 billion of financings this year generating almost $700 million in upfinancing proceeds and have strong visibility to continue generating significant capital via this lever going forward.
Outlook
The outlook for our business continues to improve, driven by strong demand for power and our position as a global leader in providing clean energy solutions. Our ability to generate value through our differentiated operating and development capabilities, our top-tier balance sheet and access to diverse sources of scale capital is enabling us to deliver on our growth targets and positioning us well to continue to do so going forward.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

On behalf of the Board and management, we thank all our unitholders and shareholders for their ongoing support and look forward to updating you on our progress throughout the rest of the year.
Sincerely,

Connor Teskey
Chief Executive Officer
November 8, 2024

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our business model is to utilize our global reach and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 23-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 4,770 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed generation and storage facilities in North America, South America, Europe and Asia, and totals approximately 35,200 megawatts of installed capacity and a development pipeline of approximately 200,000 megawatts. Our sustainable solutions portfolio is comprised of assets and businesses that enable the transition and includes our investment in a leading global nuclear services business and a utility and independent power producer with operations in the Caribbean and Latin America, with 303 MW of wind capacity and 118 MW of solar capacity and a combined LTA of 985 GWh, to facilitate the decarbonization of its operations, as well as an operating portfolio of 57 thousand metric tonnes per annum (“TMTPA”) of carbon capture and storage (“CCS”), 4 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) operating production capacity annually, and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with 20 million metric tonnes per annum (“MMTPA”) of CCS, 1.2 million tons of recycled materials, and roughly 8.1 million MMBtu of RNG production capacity annually.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following charts illustrate normalized funds from operations on a proportionate basis(1):
(1) Figures based on normalized funds from operation for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization and stability of the electricity grids. Climate change and energy security are viewed as two of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and businesses to help them achieve their decarbonization goals.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 13%, and approximately 89% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 12 years and 12 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 8% of our debt outside North America and Europe is exposed to changes in interest rates. After issuing our July medium term notes, our available liquidity was $4.6 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operators and developers. Brookfield Renewable has approximately 4,770 experienced operators (inclusive of employees employed by our consolidated portfolio companies) and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 200,000 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in additional projects with 20 MMTPA of CCS, 1.2 million tonnes of recycled materials, and roughly 8.1 million MMBtu of annual RNG production capacity. Increasingly, the combination of our operating and developing capabilities combined with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Sustainability Solutions. Our energy storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other sustainable solutions assets, such as carbon capture and our nuclear service business, are helping businesses and countries achieve their net-zero goals and meet their energy needs.
With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.
Well positioned for cash flow growth and an attractive long term distribution profile. We are focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investments. We are fully funded by internally generated cash flows, with inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our development pipeline at premium returns. We also supplement this organic growth through acquisitions, leveraging Brookfield’s team of over 100 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile.
Conservative approach to asset development and asset management. We employ a conservative approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2024
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2024 is provided as of November 8, 2024. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2024 Highlights	14	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	35
Part 2 – Financial Performance Review on Consolidated Information	17	Consolidated statements of cash flows	36
		Shares and units outstanding	38
		Dividends and distributions	39
Part 3 – Additional Consolidated Financial Information	19	Contractual obligations	39
Summary consolidated statements of financial position	19	Supplemental guarantor financial information	39
Related party transactions	20	Off-statement of financial position arrangements	40
Equity	23
		Part 6 – Selected Quarterly Information	41
Part 4 – Financial Performance Review on Proportionate Information	25	Summary of historical quarterly results	41

Proportionate results for the three months ended September 30	25	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	46
Reconciliation of non-IFRS measures	30
Contract profile	32	Part 8 – Presentation to Stakeholders and Performance Measurement	48

Part 5 – Liquidity and Capital Resources	33	Part 9 – Cautionary Statements	52
Capitalization and available liquidity	33
Borrowings	34

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 1 – Q3 2024 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Select financial information
Revenues	$1,470	$1,179	$4,444	$3,715
Net income (loss) attributable to Unitholders(1)	(181)	(64)	(455)	(135)
Basic and diluted loss per LP unit(2)	(0.32)	(0.14)	(0.83)	(0.34)
Proportionate Adjusted EBITDA(3)	586	507	1,790	1,652
Funds From Operations(3)	278	253	913	840
Funds From Operations per Unit(3)(4)	0.42	0.38	1.38	1.29
Distribution per LP unit	0.36	0.34	1.07	1.01

Operational information
Capacity (MW)	35,225	25,902	35,225	25,902
Total generation (GWh)
Long-term average generation	22,266	16,800	69,675	52,989
Actual generation	18,819	15,870	59,721	52,698

Proportionate generation (GWh)
Actual generation	7,405	6,533	24,354	22,316
(1)For the three and nine months ended, includes $92 million and $238 million loss attributed to Limited Partner equity, $57 million and $149 million loss attributed to BEPC exchangeable shares, $62 million and $161 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $30 million and $93 million income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and nine months ended September 30, 2024 were 285.1 million and 285.7 million, respectively (2023: 288.8 million and 280.6 million, respectively).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and nine months ended September 30, 2024 were 663.2 million and 663.8 million, respectively (2023: 666.9 million and 654.2 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2024	December 31, 2023
Liquidity and Capital Resources
Available liquidity	$4,550	$4,121
Debt to capitalization – Corporate	13%	12%
Debt to capitalization – Consolidated	39%	40%
Non-recourse borrowings – Consolidated	89%	91%
Fixed rate debt exposure on a proportionate basis(1)	96%	96%
Corporate borrowings
Average debt term to maturity	12 years	10 years
Average interest rate	4.4%	4.3%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	12 years
Average interest rate	5.4%	5.4%
(1)Total floating rate exposure is 12% (2023: 12%) of which 8% (2023: 8%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Operations
Funds From Operations of $278 million or $0.42 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and over 5,300 MW of new development projects reaching commercial operation in the past 12 months;
•Strong all-in pricing across most of our fleet; and
•High asset availability across our portfolio
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended September 30, 2024 was $181 million.
We continued to focus on being the partner of choice to procure power
•Advanced commercial initiatives securing contracts to deliver an incremental 6,100 GWh per year of generation, including favorable contracts at our hydro facilities which are expected to result in up to $500 million of upfinancing proceeds.
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continue to differentiate our business and enable us to opportunistically invest when capital becomes scarce
•Our financial position remains strong with ~$4.6 billion of available liquidity and our sustainable funding model is working well.
•We expect to execute ~$30 billion of financings this year generating almost $700 million in upfinancing proceeds and have strong visibility to continue generating significant capital via this lever going forward.
Together with our institutional partners, we reached new agreements bringing our year-to-date proceeds from asset sales to over $2.3 billion ($1 billion net to Brookfield Renewable) generating a ~25% IRR and two and half times multiple on invested capital, including:
•A renewable platform with 683 MW of wind, 63 MW of solar, 350 MW of concentrated solar power and a 1.6 GW development pipeline, across Portugal and Spain that we acquired in 2018. Following the acquisition, we executed our business plan divesting non-core assets, enhancing operations, optimizing the capital structure, and establishing a corporate development function that was successful in creating an organic growth lever for the business. In September we agreed to sell the company, excluding the concentrated solar power assets for ~$730 million (~$430 million net to Brookfield Renewable) generating total proceeds of three times our invested capital.
•The partial sale of an 845 MW portfolio of wind assets, which we acquired in 2021 where we executed one of the largest wind repowering projects globally at the time, increasing generation by ~25% and extending the asset’s useful life by approximately 10 years. We will generate almost two times our invested capital on the 50% of our interest sold for $415 million (~$105 million net to Brookfield Renewable), while still retaining a 50% interest and operating the asset.
•Our joint venture with over 2 GW of pumped storage capacity where we worked with our partner to complete a refurbishment that extended the life of the facilities by over 40 years, and enhance the commercial strategy, resulting in record earnings. In September, we reached an agreement to sell our 25% interest for $350 million ($100 million net to Brookfield Renewable) generating over three and half times our invested capital since acquisition in 2017.
•In November, we signed an agreement to complete our first full cycle investment in India by selling a ~1,600-megawatt portfolio of operating and under construction wind and solar assets to a large renewable player at our target returns. The closing of this transaction is expected to occur in parts in the first quarter of 2025 and 2026 and is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Growth and Development
Together with our institutional partners, we have deployed or committed to deploy $2.3 billion of capital (approximately $500 million net to Brookfield Renewable), further diversifying our business, including:
•Announced a strategic partnership with a leading eFuels manufacturer to invest up to $1.1 billion ($220 million net to Brookfield Renewable). We will fund a $200 million ($40 million net to Brookfield Renewable) upfront structured equity investment including the construction of a production facility in West Texas with capacity fully contracted to leading global airlines on a take-or-pay basis, and we will be granted the exclusive right to invest up to $850 million ($170 million net to Brookfield Renewable) in future projects that meet our investment criteria.
•Subsequent to the quarter we agreed to partner with a global leader in offshore wind, to acquire a 12% interest in a portfolio of ~3.5 GW of operating capacity located in the U.K. for an enterprise value of approximately $2.3 billion ($570 million net to Brookfield Renewable).

We continue to accelerate our development activities
•We continued to grow and advance our development pipeline which now stands at 200,000 MW with approximately 65,000 MW at the advanced stage. We expect to commission ~7,000 MW this year, a record for our business, adding approximately $90 million of annual incremental FFO. We expect to deliver ~8,000 MW in 2025 and ~9,000 MW in 2026 as we continue to scale our development activities in-line with our growing capabilities and global footprint.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Revenues	$1,470	$1,179	$4,444	$3,715
Direct operating costs	(623)	(496)	(1,875)	(1,322)
Management service costs	(59)	(43)	(157)	(155)
Interest expense	(514)	(370)	(1,479)	(1,166)
Depreciation	(514)	(448)	(1,533)	(1,335)
Income tax expense	9	(21)	(24)	(64)
Net income (loss)	$(39)	$24	$(197)	$352
	Average FX rates to USD
C$	1.36	1.34	1.36	1.35
	€0.91	0.92	0.92	0.92
R$	5.55	4.88	5.24	5.01
COP	4,095	4,048	3,979	4,413
Variance Analysis For The Three Months Ended September 30, 2024
Revenues totaling $1,470 million represents an increase of $291 million over the same period in the prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 4,509 GWh of generation and $196 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 159 GWh and revenues by $14 million. On a same store, constant currency basis, revenue increased by $127 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia, strong pricing on recent recontracting initiatives at our hydroelectric assets and higher resources at our Canada, Brazil, and Colombia hydroelectric assets, and higher contributions from our regulated Spanish assets were partially offset by lower resources at our U.S. hydroelectric portfolio.
The weakening of the Canadian dollar, Colombian peso, and Brazilian real relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative strengthening of the Euro, decreasing revenues by $18 million, which was offset by a $5 million favorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $623 million represents an increase of $127 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities including the growth of our business which were partially offset by our recently completed asset sales.
Management service costs totaling $59 million represents an increase of $16 million over the same period in the prior year.
Interest expense totaling $514 million represents an increase of $144 million over the same period in the prior year primarily due to recent acquisitions and financing initiatives to fund development activities.
Depreciation expense totaling $514 million represents an increase of $66 million over the same period in the prior year due to the growth of our business.
Net loss totaling $39 million represents a decrease of $63 million over the prior year primarily due to the above noted items and a gain on sale of non-core wind assets that benefited the prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Variance Analysis For The Nine Months Ended September 30, 2024
Revenues totaling $4,444 million represents an increase of $729 million over the same period in the prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 12,548 GWh of generation and $648 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 823 GWh and revenue by $63 million. On a same store, constant currency basis, revenues increased by $69 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia were offset by lower resources at our Canadian and Colombian hydroelectric portfolios.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative weakening of the Brazilian real and Canadian dollar, increasing revenues by $75 million, which was partly offset by a $71 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,875 million represents an increase of $553 million over the same period in the prior year due primarily to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaling $157 million represents an increase of $2 million over the same period in the prior year.
Interest expense totaling $1,479 million represents an increase of $313 million over the same period in the prior year primarily due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $1,533 million represents an increase of $198 million over the same period in the prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar.
Net loss totaling $197 million represents a decrease of $549 million over the prior year due to the above noted items, and a gain on sale of non-core wind assets that benefited the prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2024	December 31, 2023
Assets held for sale	$2,643	$—
Current assets	6,484	4,610
Equity-accounted investments	2,178	2,546
Property, plant and equipment, at fair value	61,389	64,005
Total assets	75,173	76,128
Liabilities directly associated with assets held for sale	1,576	—
Corporate borrowings	4,160	2,833
Non-recourse borrowings	25,307	26,869
Deferred income tax liabilities	6,777	7,174
Total liabilities and equity	75,173	76,128
	Spot FX rates to USD
C$	1.35	1.33
	€0.90	0.91
R$	5.45	4.84
COP	4,164	3,822
Property, plant and equipment
Property, plant and equipment totaled $61.4 billion as at September 30, 2024 compared to $64.0 billion as at December 31, 2023, representing a decrease of $2.6 billion. Our acquisitions during the year, included a 524 MW portfolio of operating wind assets and 2.75 GW of wind and solar development assets in India and a 103 MW portfolio of operating and under construction assets and 2.2 GW of development distributed generation assets in South Korea which combined increased property, plant and equipment by $0.3 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $2.5 billion. The increase was offset by $2.4 billion of property, plant and equipment disposed or being classified as held for sale, the strengthening of the U.S. dollar versus most currencies that decreased property, plant and equipment by $1.5 billion, and depreciation expense of $1.5 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $2,643 million and $1,576 million, respectively, as at September 30, 2024 compared to nil and nil, respectively, as at December 31, 2023.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil, and a 60 MW battery storage asset in the U.S.
In the third quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 67 MW portfolio of wind assets in the U.K.
As at September 30, 2024, assets held for sale includes a 6 MW distributed generation asset in the U.S., a 90 MW portfolio of hydroelectric assets in Brazil, 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil, a 682 MW portfolio of wind assets in Spain and Portugal, a 63 MW portfolio of solar assets in Spain, and a 1,004 MW portfolio of wind and solar assets in India.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2024 totaled nil (2023: nil, respectively).
During the third quarter of 2024, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $400 million (approximately $100 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio as part of the transaction. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale.
Subsequent to the quarter, BEPC, Brookfield Renewable, Brookfield Corporation and 1505127 B.C. Ltd. (the “New BEPC”) entered into an agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Renewable’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BEPC if no action is taken. The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, BEPC shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Renewable today.
Pursuant to the Arrangement, amongst other things, (i) holders of BEPC exchangeable shares other than Brookfield Corporation and its subsidiaries (the “Public Shareholders”) will receive one (1) new exchangeable subordinate voting share in the capital of New BEPC (“New Exchangeable Shares”) for each BEPC exchangeable share held; (ii) BEPC’s articles will be amended to create class A.1 exchangeable subordinate voting shares (the “Class A.1 Shares”) and class A.2 exchangeable non-voting shares (the “Class A.2 Shares”); (iii) New BEPC will transfer the BEPC exchangeable shares it receives from Public Shareholders to the company in exchange for Class A.1 Shares and Brookfield Corporation and its subsidiaries will transfer its BEPC exchangeable shares to BEPC in exchange for Class A.2 Shares; (iv) the BEPC exchangeable shares will be cancelled; (v) New BEPC will be renamed “Brookfield Renewable Corporation” and BEPC will be renamed “Brookfield Renewable Holdings Corporation”; and (vi) the New Exchangeable Shares will be listed and

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

posted for trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC” (the current ticker symbol for the company).
The Arrangement remains subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, and is expected to be completed in the fourth quarter of 2024.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 28 - Related party transactions in Brookfield Renewable’s December 31, 2023 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$4	$—	$12	$12

Direct operating costs
Energy marketing fee and other services	(4)	(2)	(9)	(7)

Interest expense
Borrowings	$(22)	$(9)	$(49)	$(21)
Contract balance accretion	(4)	(3)	(21)	(18)
	$(26)	$(12)	$(70)	$(39)

Other
Distribution income	$—	$2	$3	$7
Other related party services	$(3)	$(4)	$(1)	$(3)
Financial instrument gain	$1	$13	$3	$22

Management service costs	$(59)	$(43)	$(157)	$(155)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$66	$61
Due from related parties
Amounts due from	Brookfield(1)	264	1,386
	Equity-accounted investments and other	17	57
		281	1,443
Assets held for sale	Equity-accounted investments and other	134	—
Non-current assets
Financial instrument assets	Brookfield	—	170

Other long-term assets
Contract asset	Brookfield	274	314
Due from related parties	Equity-accounted investments and other	9	135

Current liabilities
Contract liability	Brookfield	43	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	606	541
	Equity-accounted investments and other	10	13
	Brookfield Wealth Solutions	229	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/ Exchangeable partnership units and GP interest	Brookfield	42	39
		887	835

Liabilities held for sale	Brookfield	33	—

Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	16	2

Due to related parties
Amounts due to	Brookfield(2)	451	496
	Brookfield Wealth Solutions	203	208
	Equity-accounted investments and other	27	1
		681	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

Non-recourse borrowings	Brookfield Wealth Solutions	68	101

Other long-term liabilities
Contract liability	Brookfield	685	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $191 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of nil (2023: $6 million), $78 million (2023: $81 million), and $317 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $31 million and $96 million were declared during the three and nine months ended September 30, 2024 (2023: $28 million and $83 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
During the third quarter of 2024, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the nine months ended September 30, 2024 and 2023.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $27 million (2023: $8 million and $22 million, respectively) on the perpetual subordinated notes during the three and nine months ended September 30, 2024. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Units for C$175 million.
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2024 and 2023.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the three and nine months ended September 30, 2024, Brookfield Renewable issued 58,696 and 216,208 units, respectively (2023: 93,728 and 231,007 units, respectively) under the distribution reinvestment plan at a total value of $2 million and $6 million, respectively (2023: $2 million and $6 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

During the three and nine months ended September 30, 2024, holders of BEPC exchangeable shares exchanged 193 and 10,335 exchangeable shares (2023: 5,150 and 7,725 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2023: less than $1 million).
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2024, there were nil and 2,279,654 LP units, respectively (2023: 469,300 LP units) repurchased at a total cost of nil and $52 million, respectively (2023: $12 million). During the three and nine months ended September 30, 2024, there was nil and 2,279,654 LP units, respectively (2023: 469,300) cancelled. During the three and nine months ended September 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	2,333	2,543	2,449	2,445	$208	$221	$116	$138	$44	$75
Brazil	862	813	1,032	1,035	48	62	33	45	28	38
Colombia	810	705	886	892	87	74	50	39	24	16
	4,005	4,061	4,367	4,372	343	357	199	222	96	129
Wind	1,751	1,277	2,072	1,575	133	102	109	123	80	95
Utility-scale solar	1,152	687	1,363	880	145	82	158	75	127	51
Distributed energy & storage	412	361	330	283	64	61	95	40	85	29
Sustainable solutions	—	—	—	—	119	21	32	10	30	9
Corporate	—	—	—	—	—	—	(7)	37	(140)	(60)
Total	7,320	6,386	8,132	7,110	$804	$623	$586	$507	$278	$253
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$343	$357
Other income	7	4
Direct operating costs	(151)	(139)
Adjusted EBITDA(1)	199	222
Interest expense	(93)	(92)
Current income taxes	(10)	(1)
Funds From Operations	$96	$129

Generation (GWh) – LTA	4,367	4,372
Generation (GWh) – actual	4,005	4,061
Average revenue per MWh(2)	74	77
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	1,498	1,749	$87	$85	$71	$93	$28	$56
Canada	835	794	61	61	45	45	16	19
	2,333	2,543	78	78	116	138	44	75
Brazil	862	813	57	76	33	45	28	38
Colombia	810	705	83	77	50	39	24	16
Total	4,005	4,061	$74	$77	$199	$222	$96	$129
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $44 million versus $75 million in the prior year as the benefit from higher average revenue per MWh due to recontracting initiatives and inflation indexation on our contacted generation was offset by lower resources and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business was $28 million versus $38 million in the prior year as the benefit of higher generation and inflation indexation of our contracted generation was offset by commercial initiatives that benefited the prior year and the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $24 million versus $16 million in the prior year as the benefits from higher generation and higher average revenue per MWh due to recontracting initiatives and inflation indexation on contracted generation.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$133	$102
Other income	31	56
Direct operating costs	(55)	(35)
Adjusted EBITDA(1)	109	123
Interest expense	(34)	(30)
Current income taxes	5	2
Funds From Operations	$80	$95

Generation (GWh) – LTA	2,072	1,575
Generation (GWh) – actual	1,751	1,277
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(3)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain. Normalized price was calculated using the regulated parameters as of the respective period.

Funds From Operations at our wind business was $80 million in 2024 versus $95 million in the prior year. Adjusting for gains on sale of development assets FFO increased year over year due to the benefit from newly acquired and commissioned facilities and higher contributions from our Spanish assets as a result of adjustments to the regulated price earned by these assets in the prior year.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$145	$82
Other income	41	14
Direct operating costs	(28)	(21)
Adjusted EBITDA(1)	158	75
Interest expense	(30)	(28)
Current income taxes	(1)	4
Funds From Operations	$127	$51

Generation (GWh) – LTA	1,363	880
Generation (GWh) – actual	1,152	687
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our utility-scale solar business was $127 million versus $51 million in the prior year due to the benefit from newly acquired and commissioned facilities, stronger generation on a same store basis and higher contributions from our Spanish assets as a result of adjustments to the regulated price earned by these assets in the prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$64	$61
Other income	54	2
Direct operating costs	(23)	(23)
Adjusted EBITDA(1)	95	40
Interest expense	(10)	(10)
Current income taxes	—	(1)
Funds From Operations	$85	$29

Generation (GWh) – LTA	330	283
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $85 million versus $29 million in the prior year due to the benefits from recently acquired and commissioned facilities and higher contributions from our pumped storage business in the U.K.
SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$119	$21
Other income	8	2
Direct operating costs	(95)	(13)
Adjusted EBITDA(1)	32	10
Interest expense	(5)	1
Current income taxes	3	(2)
Funds From Operations	$30	$9
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $30 million in 2024 versus $9 million in the prior year due to growth and development including our investment in a global nuclear services business.
CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Other income	$2	$46
Direct operating costs	(9)	(9)
Adjusted EBITDA(1)	(7)	37
Management service costs	(59)	(43)
Interest expense	(48)	(28)
Distributions(2)	(26)	(26)
Funds From Operations	$(140)	$(60)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2024	2023
Net income (loss)	$(39)	$24
Add back or deduct the following:
Depreciation	514	448
Deferred income tax expense (recovery)	29	12
Foreign exchange and financial instruments gain	(186)	(114)
Other(1)	142	9
Amount attributable to equity accounted investments and non-controlling interest(2)	(182)	(126)
Funds From Operations	$278	$253
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, and transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2024	2023
Basic loss per LP unit(1)	$(0.32)	$(0.14)
Depreciation	0.39	0.38
Foreign exchange and financial instruments gain	(0.06)	(0.05)
Deferred income tax recovery	—	(0.01)
Other(2)	0.41	0.20
Funds From Operations per Unit(3)	$0.42	$0.38
(1)During the three months ended September 30, 2024, on average there were 285.1 million LP units outstanding (2023: 288.8 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest and exchangeable shares.
(3)Average units outstanding, for the three months ended September 30, 2024, were 663.2 million (2023: 666.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(5)	$(4)	$60	$(71)	$63	$48	$2	$(132)	$(39)
Add back or deduct the following:
Depreciation	105	16	37	215	103	34	4	—	514
Deferred income tax (recovery) expense	9	(1)	1	(15)	15	33	—	(13)	29
Foreign exchange and financial instrument loss (gain)	(39)	12	6	32	(60)	(127)	(23)	13	(186)
Other(1)	(3)	6	1	(11)	38	75	27	9	142
Management service costs	—	—	—	—	—	—	—	59	59
Interest expense	88	9	89	126	94	49	1	58	514
Current income tax expense (recovery)	1	2	29	(9)	(37)	(23)	—	(1)	(38)
Amount attributable to equity accounted investments and non-controlling interests(2)	(40)	(7)	(173)	(158)	(58)	6	21	—	(409)
Adjusted EBITDA attributable to Unitholders	$116	$33	$50	$109	$158	$95	$32	$(7)	$586
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges,income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(16)	$8	$33	$61	$26	$10	$(22)	$(76)	$24
Add back or deduct the following:
Depreciation	105	26	34	164	83	28	7	1	448
Deferred income tax expense (recovery)	(29)	(1)	3	49	(17)	4	—	3	12
Foreign exchange and financial instrument loss (gain)	(9)	1	1	(74)	(29)	(40)	18	18	(114)
Other(1)	(2)	4	1	19	(14)	4	13	(16)	9
Management service costs	—	—	—	—	—	—	—	43	43
Interest expense	75	12	97	64	53	32	11	26	370
Current income tax expense	—	2	6	3	(4)	—	—	2	9
Amount attributable to equity accounted investments and non-controlling interests(2)	14	(7)	(136)	(163)	(23)	2	(17)	36	(294)
Adjusted EBITDA attributable to Unitholders	$138	$45	$39	$123	$75	$40	$10	$37	$507
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges,income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 80%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2024	2025	2026	2027	2028
Hydroelectric
North America
United States(1)	1,710	6,935	6,323	5,657	5,064
Canada	830	3,620	4,058	4,058	4,058
	2,540	10,555	10,381	9,715	9,122
Wind	2,228	8,442	8,350	8,094	7,948
Utility-scale solar	1,133	4,183	4,186	4,177	4,138
Distributed energy & storage	247	1,118	1,102	1,084	1,070
Sustainable solutions	9	47	44	44	43
Contracted on a proportionate basis	6,157	24,345	24,063	23,114	22,321
Uncontracted on a proportionate basis	496	3,387	3,669	4,618	5,411
Long-term average on a proportionate basis	6,653	27,732	27,732	27,732	27,732
Non-controlling interests	11,481	47,352	47,352	47,352	47,352
Total long-term average	18,134	75,084	75,084	75,084	75,084
Contracted generation as a % of total generation on a proportionate basis	93%	88%	87%	83%	80%
Price per MWh – total generation on a proportionate basis	$77	$77	$79	$80	$82
(1)Includes generation of 334 GWh for 2024, 1,267 GWh for 2025, and 1,343 GWh for 2026, 655 GWh for 2027, and 63 GWh for 2028 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 13 years in Europe, 10 years in Brazil, 4 years in Colombia, and 16 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (33%), distribution companies (23%), commercial & industrial users (32%) and Brookfield (12%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 89% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Corporate credit facility(1)	$100	$—	$100	$—
Commercial paper(1)	876	183	876	183
Debt
Medium term notes(2)	3,199	2,660	3,199	2,660
Non-recourse borrowings(3)	—	—	25,496	27,020
	3,199	2,660	28,695	29,680
Deferred income tax liabilities, net(4)	—	—	6,493	6,930
Equity
Non-controlling interest	—	—	18,471	18,863
Preferred equity	571	583	571	583
Perpetual subordinated notes	738	592	738	592
Preferred limited partners' equity	634	760	634	760
Unitholders' equity	7,539	9,181	7,539	9,181
Total capitalization	$12,681	$13,776	$63,141	$66,589
Debt-to-total capitalization	25%	19%	45%	45%
Debt-to-total capitalization (market value)(5)	13%	12%	39%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $15 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,185 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $166 million (2023: $140 million) of deferred financing fees and $23 million (2023: $11 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	September 30, 2024	December 31, 2023
Brookfield Renewable's share of cash and cash equivalents	$564	$567
Investments in marketable securities	166	309
Corporate credit facilities
Authorized credit facilities	2,450	2,375
Draws on credit facilities(1)	(100)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(314)	(307)
Available portion of corporate credit facilities	2,536	2,403
Available portion of subsidiary credit facilities on a proportionate basis	1,284	842
Available liquidity	$4,550	$4,121
(1)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2024			December 31, 2023
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	6.6	5	$100	N/A	5	$—
Commercial paper	5.5	<1	876	6.0	<1	183
Medium term notes	4.4	12	3,199	4.3	10	2,660
Proportionate non-recourse borrowings(2)
Hydroelectric	6.0	12	5,171	6.0	12	5,215
Wind	4.9	10	2,176	5.0	9	2,408
Utility-scale solar	4.7	12	2,445	5.1	13	2,596
Distributed energy & storage	4.2	8	829	4.5	8	917
Sustainable solutions	6.9	6	398	6.6	7	391
	5.4	12	11,019	5.4	12	11,527
			15,194			14,370
Proportionate unamortized financing fees, net of unamortized premiums			(102)			(88)
			15,092			14,282
Equity-accounted borrowings			(1,060)			(991)
Non-controlling interests and other(3)			15,435			16,411
As per IFRS Statements			$29,467			$29,702
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2024:

(MILLIONS)	Balance of 2024	2025	2026	2027	2028	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$296	$—	$370	$—	$2,533	$3,199

Non-recourse borrowings
Hydroelectric	5	394	311	165	175	1,491	2,541
Wind	21	78	73	8	186	303	669
Utility-scale solar	2	48	55	8	172	306	591
Distributed energy & storage	—	158	—	40	90	106	394
Sustainable solutions	1	3	3	2	14	335	358
	29	681	442	223	637	2,541	4,553
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	33	147	171	145	169	1,965	2,630
Wind	57	156	142	135	134	883	1,507
Utility-scale solar	51	145	141	144	140	1,233	1,854
Distributed energy & storage	11	36	34	28	29	297	435
Sustainable solutions	2	6	5	5	5	17	40
	154	490	493	457	477	4,395	6,466
Total	$183	$1,467	$935	$1,050	$1,114	$9,469	$14,218
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $15 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.45 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Cash flows provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$379	$291	$1,149	$1,192
Changes in due to or from related parties	14	5	98	44
Net change in working capital balances	105	67	(194)	172
Operating activities	498	363	1,053	1,408
Financing activities	572	10	1,901	520
Investing activities	(1,010)	(530)	(2,739)	(1,906)
Foreign exchange gain (loss) on cash	16	(16)	(28)	14
Increase (decrease) in cash and cash equivalents	$76	$(173)	$187	$36
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and nine months ended September 30, 2024 totaled $379 million and $1,149 million, respectively, compared to $291 million and $1,192 million in 2023, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $572 million and $1,901 million for the three and nine months ended September 30, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $1,008 million and $3,452 million for the three and nine months ended September 30, 2024 from corporate and non-recourse financings including the issuance of C$800 million ($587 million) aggregate of medium term notes and the issuance of $150 million perpetual green subordinated notes, net inflows from related parties, and net capital contributions from participating non-controlling interests.
Distributions paid during the three and nine months ended September 30, 2024 to Unitholders were $267 million and $798 million, respectively (2023: $250 million and $739 million, respectively). We increased our distributions to $1.42 per LP unit in 2024 on an annualized basis (2023: $1.35), representing a 5.2% increase per LP unit, which took effect in the first quarter of 2024. The distributions paid during the three and nine months ended September 30, 2024, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $169 million and $570 million, respectively (2023: $265 million and $714 million, respectively).
Redemption and repurchase of equity instruments during the three and nine months ended September 30, 2024 totaled nil and $183 million, respectively (2023: $12 million and $12 million, respectively).
Cash flows used in and provided by financing activities totaled $10 million and $520 million for the three and nine months ended September 30, 2023. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate net proceeds of $2 billion for the nine months ended September 30, 2023, including the issuance of C$400 million ($293 million) of medium term notes and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, and a concurrent private placement of LP units during the second quarter of 2023.
Investing Activities
Cash flows used in investing activities totaled $1,010 million and $2,739 million for the three and nine months ended September 30, 2024. During the year, we invested $109 million into growth including investments in a 524 MW portfolio of operating wind assets and 2.75 GW of wind and solar development assets in India, a 103 MW portfolio of operating and 2.2 GW of development distributed generation assets in South Korea, and to increase our ownership in a leading commercial and industrial renewable development platform.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Our continued investment including the construction and development of approximately 3,770 MW of wind, solar, distributed generation, and storage development projects in the U.S., 660 MW of wind and solar development projects in Brazil, and 1,070 MW of wind solar development assets in India, and incremental capital injections into our structured investments and equity accounted investments totaled $1,008 million and $2,999 million for the three and nine months ended September 30, 2024.
We generated proceeds of $154 million and $437 million during the three and nine months ended September 30, 2024 from the sale of a 30 MW hydroelectric asset and a 60 MW battery storage asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil, a 67 MW portfolio of wind facilities in the U.K., and the sale of certain financial securities.
Cash flows used in investing activities totaled $530 million and $1,906 million for the three and nine months ended September 30, 2023. During the year, we invested $630 million (net of asset sales) into growth including investments in a renewable platforms in India with 14,500 megawatts of operating and development assets, a 136 MW portfolio of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil, 100 MW of our utility-scale solar facility in Colombia, 148 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $604 million and $1,660 million for the three and nine months ended September 30, 2023, respectively, were partially offset by proceeds of $178 million and $629 million generated from the sale of non-core wind and solar assets and securities for the three and nine months ended September 30, 2023, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2024	December 31, 2023
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	24,400,000	24,400,000
Issuance	6,000,000	—
Balance, end of period	30,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	38,000,000	38,000,000
Redemption of preferred LP Units(3)	(7,000,000)	—
Balance, end of period	31,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(10,335)	(8,465)
Balance, end of period	179,641,191	179,651,526
LP units
Balance, beginning of year	287,164,340	275,358,750
Issuance	—	13,348,270
Repurchase of LP units for cancellation	(2,279,654)	(1,856,044)
Distribution reinvestment plan	216,208	304,899
Issued in exchange for BEPC exchangeable shares	10,335	8,465
Balance, end of period	285,111,229	287,164,340
Total LP units on a fully-exchanged basis(4)	659,240,359	661,303,805
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 7,000,000 outstanding units of Series 15 Preferred Limited Partnership Units.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30:

	Three months ended September 30, 2024				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2024	2023	2024	2023	2024	2023	2024	2023
Class A Preference Shares	$7	$7	$7	$7	$20	$20	$20	$20
Perpetual Subordinated Notes	10	8	10	8	27	22	27	22
Class A Preferred LP units	9	11	9	11	29	31	29	31
Participating non-controlling interests – in operating subsidiaries	143	240	143	239	494	641	494	641
GP interest and incentive distributions	33	29	34	30	100	86	97	87
Redeemable/Exchangeable partnership units	69	66	69	66	208	199	207	197
BEPC Exchangeable shares	64	61	64	61	193	180	195	180
LP units	101	97	100	93	305	286	299	275
CONTRACTUAL OBLIGATIONS
Please see Note 19 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	237	316	283	456
Net income (loss)	180	298	158	378
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2024 were $1,470 million and $4,444 million, respectively (2023: $1,179 million and $3,715 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

(MILLIONS)	September 30, 2024	December 31, 2023
Current assets(1)	$270	$776
Total assets(2)(3)	432	2,521
Current liabilities(4)	7,415	8,399
Total liabilities(4)	7,662	8,455
(1)Amount due from non-guarantor subsidiaries was $259 million (2023: $767 million).
(2)Brookfield Renewable's total assets as at September 30, 2024 and December 31, 2023 were $75,173 million and $76,128 million.
(3)Amount due from non-guarantor subsidiaries was $311 million (2023: $2,421 million).
(4)Amount due to non-guarantor subsidiaries was $6,418 million (2023: $8,045 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2024, letters of credit issued amounted to $1,904 million (2023: $2,126 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2024			2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	22,151	24,895	22,514	22,641	16,800	18,622	17,636	17,692
Total Generation (GWh) – actual	18,819	20,602	20,300	17,006	15,870	17,798	18,875	16,450
Proportionate Generation (GWh) – LTA	8,127	9,530	8,653	8,512	7,112	8,403	7,899	7,655
Proportionate Generation (GWh) – actual	7,405	8,360	8,461	7,151	6,533	7,543	8,243	6,826
Revenues	$1,470	$1,482	$1,492	$1,323	$1,179	$1,205	$1,331	$1,196
Net income (loss) attributable to Unitholders	(181)	(154)	(120)	35	(64)	(39)	(32)	(82)
Basic loss per LP unit	(0.32)	(0.28)	(0.23)	0.01	(0.14)	(0.10)	(0.09)	(0.16)
Funds From Operations	278	339	296	255	253	312	275	225
Funds From Operations per Unit	0.42	0.51	0.45	0.38	0.38	0.48	0.43	0.35
Distribution per LP Unit	0.36	0.36	0.36	0.34	0.34	0.34	0.34	0.32

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	8,941	9,147	9,245	9,247	$767	$830	$487	$549	$278	$347
Brazil	2,905	3,082	3,060	3,063	160	181	110	132	94	112
Colombia	2,174	2,619	2,637	2,652	238	206	126	134	53	60
	14,020	14,848	14,942	14,962	1,165	1,217	723	815	425	519
Wind	5,987	4,389	7,016	5,335	457	373	366	362	270	279
Utility-scale solar	2,981	1,830	3,469	2,290	358	280	365	251	279	168
Distributed energy & storage	1,091	969	881	767	177	190	192	138	163	107
Sustainable solutions	—	—	—	—	352	54	118	33	105	30
Corporate	—	—	—	—	—	—	26	53	(329)	(263)
Total	24,079	22,036	26,308	23,354	$2,509	$2,114	$1,790	$1,652	$913	$840
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$114	$(42)	$107	$(54)	$(16)	$37	$5	$(348)	$(197)
Add back or deduct the following:
Depreciation	312	55	111	621	327	99	8	—	1,533
Deferred income tax (recovery) expense	11	(3)	9	(22)	17	33	(1)	(26)	18
Foreign exchange and financial instrument gain	(79)	20	(3)	(115)	(55)	(134)	(63)	7	(422)
Other(1)	(43)	54	(4)	3	54	63	19	86	232
Management service costs	—	—	—	—	—	—	—	157	157
Interest expense	263	39	281	355	258	121	10	152	1,479
Current income tax expense	3	6	45	10	(35)	(21)	—	(2)	6
Amount attributable to equity accounted investments and non-controlling interests(2)	(94)	(19)	(420)	(432)	(185)	(6)	140	—	(1,016)
Adjusted EBITDA attributable to Unitholders	$487	$110	$126	$366	$365	$192	$118	$26	$1,790
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges,income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$173	$27	$156	$149	$17	$33	$53	$(256)	$352
Add back or deduct the following:
Depreciation	314	75	93	489	249	85	28	2	1,335
Deferred income tax (recovery) expense	(33)	(2)	7	58	(12)	(18)	1	(26)	(25)
Foreign exchange and financial instrument loss (gain)	(98)	(1)	(8)	(189)	(55)	-38	(34)	(9)	(432)
Other(1)	9	9	3	38	(13)	41	—	32	119
Management service costs	—	—	—	—	—	—	—	155	155
Interest expense	256	37	267	207	185	82	31	101	1,166
Current income tax expense	1	6	60	13	7	—	—	2	89
Amount attributable to equity accounted investments and non-controlling interests(2)	(73)	(19)	(444)	(403)	(127)	(47)	(46)	52	(1,107)
Adjusted EBITDA attributable to Unitholders	$549	$132	$134	$362	$251	$138	$33	$53	$1,652
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges,income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the nine months ended September 30:

(MILLIONS)	2024	2023
Net income (loss)	$(197)	$352
Add back or deduct the following:
Depreciation	1,533	1,335
Deferred income tax (recovery)	18	(25)
Foreign exchange and financial instruments gain	(422)	(432)
Other(1)	232	119
Amount attributable to equity accounted investments and non-controlling interest(2)	(251)	(509)
Funds From Operations	$913	$840
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, and transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2024	2023
Basic loss per LP unit(1)	$(0.83)	$(0.34)
Depreciation	1.16	1.14
Foreign exchange and financial instruments gain	(0.17)	(0.19)
Deferred income tax recovery	(0.05)	(0.07)
Other(2)	1.27	0.75
Funds From Operations per Unit(3)	$1.38	$1.29
(1)During the nine months ended September 30, 2024, on average there were 285.7 million (2023: 280.6 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest and exchangeable shares.
(3)Average units outstanding for the nine months ended September 30, 2024 were 663.8 million (2023: 654.2 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

SUBSEQUENT EVENTS
Subsequent to quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 68% interest in a listed distributed generation platform with approximately 200 MW of operating assets and a 450 MW pipeline in the U.K. for approximately £85 million ($109 million) (£17 million ($22 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable increased its ownership in a global nuclear services business from approximately 10.1% to approximately 10.8% for $38 million.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the dissolution of an existing joint venture in a portfolio of 1,020 MW distributed generation assets in China. Upon completion of the dissolution, it is expected Brookfield Renewable will control a portfolio of approximately 541 MW distributed generation assets. The closing of this transaction is expected to occur in the fourth quarter of 2024 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable completed the acquisition of the remaining 50% interest in an existing joint venture of a distributed generation management and development platform in China for approximately CNY $50 million ($7 million).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to partner with a global leader in offshore wind, to acquire a 12% interest in a portfolio of ~3.5 GW of operating capacity located in the U.K. for an enterprise value of approximately $2.3 billion ($570 million net to Brookfield Renewable).The closing of this transaction is expected to occur in the fourth quarter of 2024 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a portfolio of 1.6 GW operating and under construction wind and solar assets. The closing of this transaction is expected to occur in parts in the first quarter of 2025 and 2026 and is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2023 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, and power transformation), and 6) corporate – with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil).This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand ;insufficient indemnification for our nuclear services business; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; health, safety, security and environmental risks; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; the separation of economic interest from control within our organizational structure; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with Oaktree Capital Group, LLC together with its affiliates; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; changes in tax law and practice; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; health, safety, security and environmental risks; force majeure events; foreign currency risk associated with BEP’s distributions; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; increased regulation of our operations; we are not subject to the same disclosure requirements as a U.S. domestic issuer; changes in our credit ratings; new regulatory initiatives related to sustainability and ESG; human rights impacts of our business activities; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy the required shareholder approvals and the court and other conditions of closing necessary to complete the Arrangement, or for other reason; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	15	$1,266	$1,141
Restricted cash	16	334	310
Trade receivables and other current assets	17	1,661	1,517
Financial instrument assets	5	299	199
Due from related parties	20	281	1,443
Assets held for sale	4	2,643	—
		6,484	4,610
Financial instrument assets	5	1,966	1,768
Equity-accounted investments	14	2,178	2,546
Property, plant and equipment, at fair value	8	61,389	64,005
Goodwill	13	1,982	1,944
Deferred income tax assets		284	244
Other long-term assets		890	1,011
Total Assets		$75,173	$76,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	$1,539	$1,539
Financial instrument liabilities	5	888	687
Due to related parties	20	887	835
Corporate borrowings	9	1,172	183
Non-recourse borrowings	9	2,754	4,752
Provisions		68	42
Liabilities directly associated with assets held for sale	4	1,576	—
		8,884	8,038
Financial instrument liabilities	5	2,488	2,433
Corporate borrowings	9	2,988	2,650
Non-recourse borrowings	9	22,553	22,117
Deferred income tax liabilities		6,777	7,174
Provisions		1,227	1,268
Due to related parties	20	681	705
Other long-term liabilities		1,622	1,764
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	18,471	18,863
General partnership interest in a holding subsidiary held by Brookfield	10	45	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,211	2,684
BEPC exchangeable shares	10	2,042	2,479
Preferred equity	10	571	583
Perpetual subordinated notes	10	738	592
Preferred limited partners' equity	11	634	760
Limited partners' equity	12	3,241	3,963
Total Equity		27,953	29,979
Total Liabilities and Equity		$75,173	$76,128
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
Revenues	20	$1,470	$1,179	$4,444	$3,715
Other income		155	116	251	203
Direct operating costs(1)		(623)	(496)	(1,875)	(1,322)
Management service costs	20	(59)	(43)	(157)	(155)
Interest expense	9	(514)	(370)	(1,479)	(1,166)
Share of (loss) earnings from equity-accounted investments	14	(12)	—	(70)	46
Foreign exchange and financial instruments (loss) gain	5	186	114	422	432
Depreciation	8	(514)	(448)	(1,533)	(1,335)
Other		(137)	(7)	(176)	(2)
Income tax (expense) recovery
Current	7	38	(9)	(6)	(89)
Deferred	7	(29)	(12)	(18)	25
		9	(21)	(24)	(64)
Net income (loss)		$(39)	$24	$(197)	$352
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$116	$62	$182	$414
General partnership interest in a holding subsidiary held by Brookfield	10	30	28	93	83
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(62)	(27)	(161)	(65)
BEPC exchangeable shares	10	(57)	(24)	(149)	(58)
Preferred equity	10	7	7	20	20
Perpetual subordinated notes	10	10	8	27	22
Preferred limited partners' equity	11	9	11	29	31
Limited partners' equity	12	(92)	(41)	(238)	(95)
		$(39)	$24	$(197)	$352
Basic and diluted loss per LP unit		$(0.32)	$(0.14)	$(0.83)	$(0.34)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
Net income (loss)		$(39)	$24	$(197)	$352
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	8	—	1	(121)	(43)
Actuarial gain (loss) on defined benefit plans		3	(2)	7	(8)
Deferred tax recovery (expense) on above item		1	(8)	(2)	2
Unrealized gain (loss) on investments in equity securities	5	(5)	2	(6)	4
Equity-accounted investments	14	6	—	9	6
Total items that will not be reclassified to net income		5	(7)	(113)	(39)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		132	(96)	(806)	775
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	5	173	24	(89)	202
Gain (loss) on foreign exchange swaps – net investment hedge	5	(101)	48	45	29
Reclassification adjustments for amounts recognized in net income (loss)	5	(49)	(14)	(111)	(86)
Deferred income taxes on above items		6	(13)	37	(27)
Equity-accounted investments	14	65	12	44	(12)
Total items that may be reclassified subsequently to net income (loss)		226	(39)	(880)	881
Other comprehensive income (loss)		231	(46)	(993)	842
Comprehensive income (loss)		$192	$(22)	$(1,190)	$1,194
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$298	$59	$(462)	$1,013
General partnership interest in a holding subsidiary held by Brookfield	10	30	27	91	84
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(50)	(36)	(260)	8
BEPC exchangeable shares	10	(45)	(32)	(240)	7
Preferred equity	10	13	(7)	8	19
Perpetual subordinated notes	10	10	8	27	22
Preferred limited partners' equity	11	9	11	29	31
Limited partners' equity	12	(73)	(52)	(383)	10
		$192	$(22)	$(1,190)	$1,194
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981
Net income (loss)	(92)	—	—	—	—	—	(92)	9	7	10	(57)	116	30	(62)	(39)
Other comprehensive income (loss)	—	22	1	2	(4)	(2)	19	—	6	—	12	182	—	12	231
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	313	—	—	313
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(54)	—	—	(54)
Disposal (Note 3)	—	—	—	—	—	—	—	—	—	—	—	(39)	—	—	(39)
Distributions or dividends declared	(101)	—	—	—	—	—	(101)	(9)	(7)	(10)	(64)	(143)	(33)	(69)	(436)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(2)	—	—	(1)	1	—	(2)	—	—	—	(1)	(3)	—	—	(6)
Change in period	(193)	22	1	1	(3)	(2)	(174)	—	6	—	(110)	372	(3)	(119)	(28)
Balance, as at September 30, 2024	$(2,680)	$(791)	$6,705	$3	$5	$(1)	$3,241	$634	$571	$738	$2,042	$18,471	$45	$2,211	$27,953

Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
Net income (loss)	(41)	—	—	—	—	—	(41)	11	7	8	(24)	62	28	(27)	24
Other comprehensive income (loss)	—	(15)	(4)	—	7	1	(11)	—	(14)	—	(8)	(3)	(1)	(9)	(46)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	406	—	—	406
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(11)	(7)	(8)	(61)	(240)	(30)	(66)	(520)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(4)	(1)	—	(1)	—	—	(6)	—	—	—	2	(24)	1	3	(24)
Change in period	(137)	(16)	(7)	(1)	7	1	(153)	—	(14)	—	(91)	166	(2)	(99)	(193)
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net income (loss)	(238)	—	—	—	—	—	(238)	29	20	27	(149)	182	93	(161)	(197)
Other comprehensive income (loss)	—	(93)	(21)	2	(31)	(2)	(145)	—	(12)	—	(91)	(644)	(2)	(99)	(993)
Equity issuance (Note 11, 19)	—	—	—	—	—	—	—	—	—	146	—	—	—	—	146
Equity repurchased for cancellation (Note 12)	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	824	—	—	824
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(221)	—	—	(221)
Redemption of Preferred LP Units (Note 11)	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposals (Note 3)	3	—	(3)	—	—	—	—	—	—	—	—	(76)	—	—	(76)
Distributions or dividends declared	(305)	—	—	—	—	—	(305)	(29)	(20)	(27)	(193)	(494)	(100)	(208)	(1,376)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	24	3	(14)	(1)	—	—	12	5	—	—	(4)	37	(1)	(5)	44
Change in period	(562)	(90)	(38)	1	(31)	(2)	(722)	(126)	(12)	146	(437)	(392)	(10)	(473)	(2,026)
Balance, as at September 30, 2024	$(2,680)	$(791)	$6,705	$3	$5	$(1)	$3,241	$634	$571	$738	$2,042	$18,471	$45	$2,211	$27,953

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(95)	—	—	—	—	—	(95)	31	20	22	(58)	414	83	(65)	352
Other comprehensive income (loss)	—	88	(4)	—	20	1	105	—	(1)	—	65	599	1	73	842
Equity issuance	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,987	—	—	1,987
Disposal	17	—	(17)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(286)	—	—	—	—	—	(286)	(31)	(20)	(22)	(180)	(641)	(87)	(199)	(1,466)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(263)	(21)	213	—	1	—	(70)	—	—	—	(13)	105	1	108	131
Change in period	(119)	83	85	—	20	1	70	—	(1)	—	34	2,015	(2)	(83)	2,033
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2024	2023	2024	2023
Operating activities
Net income (loss)		$(39)	$24	$(197)	$352
Adjustments for the following non-cash items:
Depreciation	8	514	448	1,533	1,335
Unrealized foreign exchange and financial instruments gain	5	(211)	(144)	(450)	(410)
Share of (earnings) loss from equity-accounted investments	14	12	—	70	(46)
Deferred income tax expense	7	29	12	18	(25)
Other non-cash items		70	(62)	163	(48)
Dividends received from equity-accounted investments	14	4	13	12	34
		379	291	1,149	1,192
Changes in due to or from related parties	20	14	5	98	44
Net change in working capital balances		105	67	(194)	172
		498	363	1,053	1,408
Financing activities
Proceeds from medium term notes	9	289	—	586	293
Corporate credit facilities, net	9	(200)	—	100
Commercial paper, net	9	137	127	693	(122)
Proceeds from non-recourse borrowings	9,20	2,226	1,307	6,265	3,736
Repayment of non-recourse borrowings	9,20	(1,791)	(1,261)	(5,996)	(4,460)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	292	406	784	1,987
Capital repaid to participating non-controlling interests – in operating subsidiaries	10	(56)	(35)	(259)	(35)
Issuance of equity instruments and related costs	10,12	—	—	146	630
Redemption and repurchase of equity instruments	11,12	—	(12)	(183)	(12)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	10,11	(169)	(265)	(570)	(714)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	10,12	(267)	(250)	(798)	(739)
Inflows from related parties	20	226	41	1,575	143
Outflows to related parties	20	(115)	(48)	(442)	(187)
		572	10	1,901	520
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	(98)	—	(109)	(87)
Investment in property, plant and equipment	8	(918)	(604)	(2,578)	(1,660)
Investment in equity-accounted investments	14	(27)	(55)	(99)	(179)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	66	145	256	217
Purchases of financial assets	5	(63)	(36)	(322)	(581)
Proceeds from financial assets	5	88	33	181	412
Restricted cash and other		(58)	(13)	(68)	(28)
		(1,010)	(530)	(2,739)	(1,906)
Foreign exchange (gain) loss on cash		16	(16)	(28)	14
Cash and cash equivalents
Increase (decrease)		76	(173)	187	36
Net change in cash classified within assets held for sale		(46)	5	(62)	—
Balance, beginning of period		1,236	1,202	1,141	998
Balance, end of period		$1,266	$1,034	$1,266	$1,034
Supplemental cash flow information:
Interest paid		$459	$333	$1,403	$1,001
Interest received		$29	$45	$82	$75
Income taxes paid		$(1)	$29	$69	$157
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2023 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 8, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$, CNY and KRW are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars, Chinese yuan and South Korean won, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.
(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
India Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. The transaction structure consists of an upfront payment of $87 million ($17 million net to Brookfield Renewable) and non-cash consideration of $45 million with the opportunity for follow on investment. Transaction costs related to the acquisition totaled $2 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $41 million for the period ended September 30, 2024.
South Korea Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and a 2.2 GW development pipeline for KRW23 billion ($17 million) upfront and deferred consideration of KRW2 billion ($2 million) (expected KRW5 billion ($4 million) net to Brookfield Renewable). The total transaction costs related to the acquisition is $4 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the South Korea Distributed Generation Portfolio would have been $13 million for the period ended September 30, 2024.
The preliminary purchase price allocations, at fair value, as at September 30, 2024, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio	South Korea Distributed Generation Portfolio	Total
Cash and cash equivalents	$3	$6	$9
Trade receivables and other current assets	18	7	25
Property, plant and equipment, at fair value	154	100	254
Other non-current assets	1	—	1
Accounts payable and accrued liabilities	(3)	(10)	(13)
Current portion of non-recourse borrowings	(13)	(1)	(14)
Non-recourse borrowings	(28)	(83)	(111)
Deferred income tax liabilities	(13)	(1)	(14)
Other long-term liabilities	(1)	—	(1)
Fair value of net assets acquired	118	18	136
Non-controlling interests	(7)	(3)	(10)
Goodwill	21	4	25
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$132	$19	$151
Completed in 2023
U.S. Renewable Portfolio
On October 25, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline. During the third quarter of 2024, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2023 as disclosed in the 2023 Annual Report.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

India Renewable Portfolio
On April 22, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading commercial and industrial renewable development platform in India with 4,500 MW of operating and development pipeline. The investment was recognized as an equity accounted investment.
On October 26, 2023, Brookfield Renewable together with its institutional partners, subscribed for additional shares for. This subscription increased the total interest to approximately 37.54% (approximately 7% net to Brookfield Renewable) and resulted in control of the board of directors. As such, Brookfield Renewable derecognized the existing equity accounted investment and recognized the transaction as a business combination.
During the third quarter of 2024, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation finalization resulted in an increase of $23 million to Goodwill and a corresponding decrease of $28 million to Property, plant and equipment, $3 million to Equity accounted investments, $3 million to Other non-current assets, and $11 million to Deferred income tax liabilities.
U.K. Wind Portfolio
On December 14, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects. During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $95 million to Goodwill and a corresponding decrease of $127 million to Property, plant and equipment, and $32 million to Deferred income tax liabilities.

The final purchase price allocations at fair value, as at September 30, 2024, with respect to the India Renewable Portfolio and the U.K. Wind Portfolio are as follows:

(MILLIONS)	India Renewable Portfolio	U.K. Wind Portfolio	Total
Cash and cash equivalents	$27	$60	$87
Restricted cash	32	1	33
Trade receivables and other current assets	69	26	95
Property, plant and equipment, at fair value	823	868	1,691
Deferred tax assets	22	—	22
Financial instruments assets	—	8	8
Equity accounted investments	5	—	5
Other non-current assets	36	—	36
Accounts payable and accrued liabilities	(62)	(13)	(75)
Current portion of non-recourse borrowings	(35)	(61)	(96)
Financial instruments liabilities	—	(65)	(65)
Non-recourse borrowings	(581)	(236)	(817)
Deferred income tax liabilities	(37)	(119)	(156)
Provisions	—	(6)	(6)
Other long-term liabilities	(19)	(58)	(77)
Fair value of net assets acquired	280	405	685
Non-controlling interests	(37)	(34)	(71)
Goodwill	204	254	458
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$447	$625	$1,072

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

3. DISPOSAL OF ASSETS
On April 26, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $82 million of total assets from the consolidated statements of financial position. This resulted in a gain on disposition of $5 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On May 28, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $42 million of total assets and $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$105 million ($21 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in loss on disposition of $24 million ($11 million net to Brookfield Renewable) recognized through other comprehensive income and $12 million ($5 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss) during the year.
On September 9, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of its 50% interest in a 67 MW portfolio of wind facilities in the U.K. for proceeds of approximately £63 million ($82 million) (£28 million ($36 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $250 million of total assets, $135 million of total liabilities, and $39 million of non-controlling interest from the consolidated statements of financial position. This resulted in gain on disposition of $6 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss) during the period.
4. ASSETS HELD FOR SALE
As at September 30, 2024, assets held for sale includes a 6 MW distributed generation asset in the U.S., a 90 MW portfolio of hydroelectric assets in Brazil, 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil, a 682 MW portfolio of wind assets in Spain and Portugal, a 63 MW portfolio of solar assets in Spain, and a 1,004 MW portfolio of wind and solar assets in India.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2024
Assets
Cash and cash equivalents	$62
Restricted cash	15
Trade receivables and other current assets	77
Financial instrument assets	33
Property, plant and equipment, at fair value	1,779
Equity accounted investments	450
Goodwill	63
Other long-term assets	164
Assets held for sale	$2,643
Liabilities
Current liabilities	$21
Non-recourse borrowings	1,306
Financial instrument liabilities	6
Deferred tax liabilities	99
Other long-term liabilities	144
Liabilities directly associated with assets held for sale	$1,576

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2023 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2024				December 31, 2023
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,266	$—	$—	$1,266	$1,141
Restricted cash(1)	451	—	—	451	391
Financial instrument assets(1)
IFRS 9 PPAs	—	—	64	64	50
Energy derivative contracts	—	169	—	169	90
Interest rate swaps	—	139	—	139	233
Foreign exchange swaps	—	57	—	57	27
Tax equity	—	—	89	89	27
Investments in debt and equity securities	—	49	1,698	1,747	1,540
Property, plant and equipment	—	—	61,389	61,389	64,005
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(46)	(685)	(731)	(798)
Energy derivative contracts	—	(216)	—	(216)	(82)
Interest rate swaps	—	(125)	—	(125)	(105)
Foreign exchange swaps	—	(312)	—	(312)	(353)
Tax equity	—	—	(1,992)	(1,992)	(1,782)
Contingent consideration(2)	—	—	(68)	(68)	(92)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,177)	(976)	—	(4,153)	(2,731)
Non-recourse borrowing(1)	(2,133)	(22,907)	—	(25,040)	(26,839)
Total	$(3,593)	$(24,168)	$60,495	$32,734	$34,722
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

There were no transfers between levels during the nine months ended September 30, 2024.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2024			December 31, 2023
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$64	$731	$(667)	$(748)
Energy derivative contracts	169	216	(47)	8
Interest rate swaps	139	125	14	128
Foreign exchange swaps	57	312	(255)	(326)
Investments in debt and equity securities	1,747	—	1,747	1,540
Tax equity	89	1,992	(1,903)	(1,755)
Total	2,265	3,376	(1,111)	(1,153)
Less: current portion	299	888	(589)	(488)
Long-term portion	$1,966	$2,488	$(522)	$(665)
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$16	$(33)	$13	$43
IFRS 9 PPAs	44	46	45	117
Investment in debt and equity securities	22	(16)	69	54
Interest rate swaps	1	26	27	35
Foreign exchange swaps	(2)	14	22	8
Tax equity	133	85	274	146
Foreign exchange gain	(28)	(9)	(28)	29
	$186	$113	$422	$432
For the three and nine months ended September 30, 2024, the gains associated with debt and equity securities of nil (2023: $5 million and $15 million, respectively) were recorded in Other income on the consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$13	$(21)	$26	$163
IFRS 9 PPAs	261	(2)	(87)	35
Interest rate swaps	(102)	28	(30)	11
Foreign exchange swaps	1	19	2	(7)
	173	24	(89)	202
Foreign exchange swaps – net investment	(101)	48	45	29
Investments in debt and equity securities	(5)	2	(6)	4
	$67	$74	$(50)	$235
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(48)	$(10)	$(106)	$(92)
Interest rate swaps	(1)	1	(5)	2
Foreign exchange swaps	—	(5)	—	4
	$(49)	$(14)	$(111)	$(86)
6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items , and (3) other income includes but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including investment tax credits not allocated to tax equity partners. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$208	$48	$87	$133	$145	$64	$119	$—	$804	$(189)	$855	$1,470
Other income(3)	4	2	1	31	41	54	8	2	143	(34)	46	155
Direct operating costs	(96)	(17)	(38)	(55)	(28)	(23)	(95)	(9)	(361)	127	(389)	(623)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	96	—	96
	116	33	50	109	158	95	32	(7)	586	—	512
Management service costs	—	—	—	—	—	—	—	(59)	(59)	—	—	(59)
Interest expense	(70)	(3)	(20)	(34)	(30)	(10)	(5)	(48)	(220)	23	(317)	(514)
Current income taxes	(2)	(2)	(6)	5	(1)	—	3	—	(3)	(1)	42	38
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(237)	(237)
Funds From Operations(3)	44	28	24	80	127	85	30	(140)	278	—	—
Depreciation												(514)
Foreign exchange and financial instrument gain												186
Deferred income tax expense (recovery)												(29)
Other												(137)
Share of earnings from equity-accounted investments												(86)
Net income (loss) attributable to non-controlling interests												121
Net income (loss) attributable to Unitholders(4)												$(181)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of loss from equity-accounted investments of $12 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $116 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $19 million in Utility scale solar, $19 million in Distributed energy & storage, and $1 million in Sustainable solutions that are presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable Solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$221	$62	$74	$102	$82	$61	$21	$—	$623	$(50)	$606	$1,179
Other income(3)	3	1	—	56	14	2	2	46	124	(2)	(6)	116
Direct operating costs	(86)	(18)	(35)	(35)	(21)	(23)	(13)	(9)	(240)	24	(280)	(496)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	28	—	28
	138	45	39	123	75	40	10	37	507	—	320
Management service costs	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Interest expense	(66)	(5)	(21)	(30)	(28)	(10)	1	(28)	(187)	8	(191)	(370)
Current income taxes	3	(2)	(2)	2	4	(1)	(2)	—	2	(1)	(10)	(9)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(119)	(119)
Funds From Operations(3)	75	38	16	95	51	29	9	(60)	253	—	—
Depreciation												(448)
Foreign exchange and financial instrument gain (loss)												114
Deferred income tax expense												(12)
Other												(7)
Share of earnings from equity-accounted investments												(21)
Net income (loss) attributable to non-controlling interests												57
Net income (loss) attributable to Unitholders(4)												$(64)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of earning from equity-accounted investments of nil is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $62 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $2 million in Corporate that is presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$767	$160	$238	$457	$358	$177	$352	$—	$2,509	$(540)	$2,475	$4,444
Other income(3)	20	4	2	82	99	80	50	56	393	(65)	(77)	251
Direct operating costs	(300)	(54)	(114)	(173)	(92)	(65)	(284)	(30)	(1,112)	369	(1,132)	(1,875)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	236	—	236
	487	110	126	366	365	192	118	26	1,790	—	1,266
Management service costs	—	—	—	—	—	—	—	(157)	(157)	—	—	(157)
Interest expense	(204)	(11)	(63)	(94)	(86)	(27)	(14)	(122)	(621)	45	(903)	(1,479)
Current income taxes	(5)	(5)	(10)	(2)	—	(2)	1	—	(23)	4	13	(6)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(376)	(376)
Funds From Operations	278	94	53	270	279	163	105	(329)	913	—	—
Depreciation												(1,533)
Foreign exchange and financial instrument gain(3)												422
Deferred income tax expense (recovery)												(18)
Other												(176)
Share of earnings from equity-accounted investments												(257)
Net income (loss) attributable to non-controlling interests												194
Net income (loss) attributable to Unitholders(4)												$(455)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of loss from equity-accounted investments of $70 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $182 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $4 million in Wind, $19 million in Utility scale solar, $19 million in Distributed energy & storage, $13 million in Sustainable solutions, and $14 million in Corporate that are presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2023:

	Attributable to Unitholders									Contribution from equity accounted investments	Attributable to non- controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$830	$181	$206	$373	$280	$190	$54	$—	$2,114	$(179)	$1,780	$3,715
Other income(3)	11	4	5	99	37	7	11	80	254	(9)	(42)	203
Direct operating costs	(292)	(53)	(77)	(110)	(66)	(59)	(32)	(27)	(716)	84	(690)	(1,322)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	104	—	104
	549	132	134	362	251	138	33	53	1,652	—	1,048	—
Management service costs	—	—	—	—	—	—	—	(155)	(155)	—	—	(155)
Interest expense	(201)	(14)	(60)	(80)	(83)	(29)	(1)	(88)	(556)	24	(634)	(1,166)
Current income taxes	(1)	(6)	(14)	(3)	—	(2)	(2)	—	(28)	4	(65)	(89)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Preferred equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(28)	—	(28)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(349)	(349)
Funds From Operations(3)	347	112	60	279	168	107	30	(263)	840	—	—
Depreciation												(1,335)
Foreign exchange and financial instrument gain (loss)												432
Deferred income tax recovery												25
Other												(2)
Share of earnings from equity-accounted investments												(30)
Net income (loss) attributable to non-controlling interests												(65)
Net income (loss) attributable to Unitholders(4)												$(135)
(1)Amounts attributable to non-controlling interests and other includes certain financial instrument items. Refer to Note 5 - Risk management and financial instruments.
(2)Share of earnings from equity-accounted investments of $46 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $414 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income presented on a proportionate basis includes $8 million in Corporate that is presented on the consolidated statements of income (loss) as foreign exchange and financial instruments (loss) gain.
(4)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at September 30, 2024
Cash and cash equivalents	$87	$69	$12	$162	$142	$51	$39	$3	$565	$(77)	$778	$1,266
Property, plant and equipment	14,851	1,367	2,247	5,177	3,519	2,374	308	—	29,843	(1,481)	33,027	61,389
Total assets	15,800	1,762	2,489	6,495	4,676	3,063	1,592	101	35,978	(1,651)	40,846	75,173
Total liabilities	9,075	657	1,520	4,469	3,529	1,866	839	4,526	26,481	(1,651)	22,390	47,220
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Hydroelectric
North America	$238	$234	$891	$942
Brazil	55	69	180	202
Colombia	385	327	1,046	902
	678	630	2,117	2,046
Wind	391	271	1,237	879
Utility-scale solar	283	186	771	524
Distributed energy & storage	103	83	293	239
Sustainable solutions	15	9	26	27
Total	$1,470	$1,179	$4,444	$3,715
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2024	December 31, 2023
United States	$35,239	$34,303
Colombia	9,626	10,585
Canada	7,182	7,483
Brazil	4,734	5,622
Europe	3,087	5,046
Asia	3,493	3,320
Other	206	192
	$63,567	$66,551

7. INCOME TAXES
Brookfield Renewable's effective income tax rate was (13.9)% for the nine months ended September 30, 2024 (2023: 15.4%). The effective tax rate is different than the statutory rate primarily due to rate differentials, non-recognition of the benefit of current year tax losses, and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2023	$32,646	$15,224	$11,022	$197	$59,089
Additions, net(4)	6	120	183	(1)	308
Transfer from construction work-in-progress	3	564	978	—	1,545
Acquisitions through business combinations	—	154	100	—	254
Disposals	(38)	(236)	—	(39)	(313)
Transfer to assets held for sale	(143)	(987)	(624)	(10)	(1,764)
Items recognized through OCI:
Change in fair value	(76)	(5)	8	(23)	(96)
Foreign exchange	(1,162)	(132)	(167)	(14)	(1,475)
Items recognized through net income:
Change in fair value	(27)	(5)	(102)	(30)	(164)
Depreciation	(470)	(655)	(394)	(14)	(1,533)
As at September 30, 2024	$30,739	$14,042	$11,004	$66	$55,851

Construction work-in-progress
As at December 31, 2023	$300	$1,617	$2,987	$12	$4,916
Additions(4)	90	411	1,774	45	2,320
Transfer to property, plant and equipment	(3)	(564)	(978)	—	(1,545)
Disposals	—	(78)	—	(3)	(81)
Transfer to assets held for sale	(1)	—	(14)	—	(15)
Items recognized through OCI:
Foreign exchange	(7)	(25)	(25)	—	(57)
Items recognized through net income (loss):
As at September 30, 2024	$379	$1,361	$3,744	$54	$5,538
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)	$32,946	$16,841	$14,009	$209	$64,005
As at September 30, 2024(2)(3)	$31,118	$15,403	$14,748	$120	$61,389
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $51 million (2023: $60 million) in hydroelectric, $248 million (2023: $284 million) in wind, $374 million (2023: $385 million) in solar, and nil (2023: nil) in other.
(3)Includes land not subject to revaluation of $206 million (2023: $222 million) in hydroelectric, $45 million (2023: $20 million) in wind, $127 million (2023: $92 million) in solar, and $1 million (2023: $1 million) in other.
(4)Includes adjustments to purchase price allocations. Refer to Note 2 - Acquisitions for more details.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
US	Distributed energy & storage	140 MW	$83 million	20%
US	Distributed energy & storage	127 MW	$80 million	25%
China	Wind	149 MW	CNY $1.3 billion ($185 million)	20%
South Korea	Utility-scale solar	98 MW	KRW $69 billion ($50 million)	Expected 14%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2024				December 31, 2023
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	6.6	5	$100	$100	N/A	5	$—	$—
Commercial paper	5.5	<1	876	876	6.0	<1	183	183
Medium Term Notes:
Series 4 (C$150)	5.8	12	111	123	5.8	13	113	121
Series 9 (C$400)	3.8	1	296	295	3.8	1	302	297
Series 10 (C$500)	3.6	2	370	370	3.6	3	377	366
Series 11 (C$475)	4.3	4	351	358	4.3	5	358	353
Series 12 (C$475)	3.4	5	351	343	3.4	6	358	335
Series 13 (C$300)	4.3	25	222	196	4.3	26	226	201
Series 14 (C$425)	3.3	26	314	235	3.3	27	321	240
Series 15 (C$400)(1)	5.9	8	296	328	5.9	9	303	324
Series 16 (C$400)	5.3	9	296	316	5.3	10	302	311
Series 17 (C$500)	5.3	29	370	383	—	—	—	—
Series 18 (C$300)	5.0	10	222	230	—	—	—	—
	4.4	12	3,199	3,177	4.3	10	2,660	2,548
Total corporate borrowings			4,175	$4,153			2,843	$2,731
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(16)				(12)
Less: Current portion			(1,172)				(183)
			$2,988				$2,650
(1)Includes $7 million (2023: $8 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions for more details.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $876 million commercial paper outstanding as at September 30, 2024 (2023: $183 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 19 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2024	December 31, 2023
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,375
Draws on corporate credit facilities(1)(2)	(100)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(314)	(307)
Available portion of corporate credit facilities	$2,536	$2,403
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 21 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
During the third quarter of 2024, Brookfield Renewable issued an additional C$100 million of Series 17 medium-term notes.
During the third quarter of 2024, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 20, 2034. The Series 18 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

As at September 30, 2024, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SOFR and CORRA reforms.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.2	9	$9,040	$9,138	7.8	9	$9,468	$9,292
Wind	5.9	9	6,617	6,128	6.1	9	6,866	6,922
Utility-scale solar	6.4	11	6,255	6,244	6.2	12	5,868	5,879
Distributed energy & storage	5.7	5	3,189	3,135	6.2	6	3,035	2,963
Sustainable solutions	6.7	1	395	395	7.0	1	1,783	1,783
Total	6.5	9	$25,496	$25,040	6.8	9	$27,020	$26,839
Add: Unamortized premiums(3)			(23)				(11)
Less: Unamortized financing fees(3)			(166)				(140)
Less: Current portion			(2,754)				(4,752)
			$22,553				$22,117
(1)Includes $1,185 million (2023: 2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $68 million (2023: $101 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at September 30, 2024:

(MILLIONS)	As at December 31, 2023	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities held for sale	Other(2)(3)	As at September 30, 2024
Corporate borrowings	$2,833	1,379	—	—	—	(52)	$4,160
Non-recourse borrowings	$26,869	269	125	(39)	(1,306)	(611)	$25,307
(1)Excludes $411 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $52 million of non-recourse borrowings acquired through asset acquisitions.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2024	December 31, 2023
Participating non-controlling interests – in operating subsidiaries	$18,471	$18,863
General partnership interest in a holding subsidiary held by Brookfield	45	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,211	2,684
BEPC exchangeable shares	2,042	2,479
Preferred equity	571	583
Perpetual subordinated notes	738	592
	$24,078	$25,256

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Brookfield Global Transition Fund II	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2023	$75	$2,463	$3,214	$2,411	$917	$3,682	$296	$1,288	$122	$2,704	$18	$1,673	$18,863
Net income (loss)	21	(7)	10	71	92	(55)	5	13	13	58	—	(39)	182
Other comprehensive income (loss)	—	(113)	(120)	(131)	(5)	(49)	6	(24)	—	(220)	(1)	13	(644)
Capital contributions	—	—	—	86	53	590	3	—	—	—	—	92	824
Return of capital	—	—	—	(13)	(153)	(56)	—	—	—	—	—	—	(222)
Disposal	(21)	(16)	—	—	—	—	—	—	—	—	—	(38)	(75)
Distributions	(31)	(48)	(81)	(17)	(32)	(4)	(55)	(34)	(6)	(122)	(1)	(63)	(494)
Other	—	—	3	11	(5)	73	31	(1)	—	—	(1)	(74)	37
As at September 30, 2024	$44	$2,279	$3,026	$2,418	$867	$4,181	$286	$1,242	$129	$2,420	$15	$1,564	$18,471
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	72%	77% - 80%	54%-56%	50%	25%	53%	0.3%	0.3% - 71%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $31 million and $96 million were declared during the three and nine months ended September 30, 2024, respectively (2023: $28 million and $83 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2024, exchangeable shareholders of BEPC exchanged 193 and 10,335 BEPC exchangeable shares (2023: 5,150 and 7,725 during the same periods) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2024, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2023: 194,487,939 units), 179,641,191 shares (December 31, 2023: 179,651,526 shares), and 3,977,260 units (December 31, 2023: 3,977,260 units), respectively.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2024 and 2023, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$4	$3
Incentive distribution	31	28	96	83
	33	29	100	86
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	69	66	208	199
BEPC exchangeable shares held by
Brookfield Holders	16	15	48	46
External shareholders	48	46	145	134
Total BEPC exchangeable shares	64	61	193	180
	$166	$156	$501	$465
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2024	2023	September 30, 2024	December 31, 2023
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$126	$129
Series 2 (C$113)(1)	3.11	7.3	April 2025	3	3	57	58
Series 3 (C$249)	9.96	6.5	July 2024	7	6	183	187
Series 5 (C$103)	4.11	5.0	April 2018	3	3	76	77
Series 6 (C$175)	7.00	5.0	July 2018	4	5	129	132
	31.03			$20	$20	$571	$583
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
During the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Distributions paid during the three and nine months ended September 30, 2024, totaled $7 million and $20 million, respectively (2023: $7 million and $20 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the nine months ended September 30		Carrying value as at

Issuance date				2024	2023	September 30, 2024	December 31, 2023
April, 2021	14.0	4.63	April, 2026	$12	$12	$340	$340
December, 2021	10.4	4.88	December, 2026	10	10	252	252
March, 2024	6.00	7.25	March, 2029	5	—	146	—
	30.4			$27	$22	$738	$592
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Distributions paid during the three and nine months ended September 30, 2024, totaled $10 million and $27 million, respectively (2023: $8 million and $22 million, respectively).
11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2024	2023	September 30, 2024	December 31, 2023
Series 7 (C$175)	7.00	5.50	January 2026	5	5	128	128
Series 13 (C$250)	10.00	6.05	April 2028	9	7	196	196
Series 15 (C$175)	—	5.75	April 2024	2	6	—	126
Series 17 ($200)	8.00	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6.00	5.50	April 2027	5	5	115	115
	31.00			$29	$31	$634	$760

Distributions paid during the three and nine months ended September 30, 2024, totaled $9 million and $29 million, respectively (2023: $11 million and $31 million, respectively).
During the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2024, 285,111,229 LP units were outstanding (December 31, 2023: 287,164,340 LP units) including 74,339,049 LP units (December 31, 2023: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2024, 58,696 and 216,208 LP units, respectively (2023: 93,728 and 231,007 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $6 million, respectively (2023: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2024, exchangeable shareholders of BEPC exchanged 193 and 10,335 BEPC exchangeable shares, respectively (2023: 5,150 and 7,725 shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
As at September 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 26% direct and indirect limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct and indirect interest in the exchangeable shares of BEPC as at September 30, 2024.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2024, there were nil and 2,279,654 LP units, respectively (2023: 469,300 and 469,300 LP units, respectively) repurchased at a total cost of nil and $52 million, respectively (2023: $12 million and $12 million, respectively). During the three and nine months ended September 30, 2024, there was nil and 2,279,654 LP units, respectively (2023: 469,300 and 469,300 LP units, respectively) cancelled. During the three and nine months ended September 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Distributions
The composition of distributions for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Brookfield Holders	$27	$24	$80	$72
External LP unitholders	74	73	225	214
	$101	$97	$305	$286
In February 2024, Unitholder distributions were increased to $1.42 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect with the distribution paid in March 2024.
Distributions paid during the three and nine months ended September 30, 2024 totaled $100 million and $299 million, respectively (2023: $93 million and $275 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

13. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance, as at December 31, 2023	$1,944
Adjustments to purchase equation	122
Acquisitions through business combinations	25
Transfer to assets held for sale	(63)
Foreign exchange and other	(46)
Balance, as at September 30, 2024	$1,982

14. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2024:

(MILLIONS)	September 30, 2024
Balance, beginning of year	$2,546
Investment	99
Share of net loss	(70)
Share of other comprehensive income (loss)	53
Dividends received	(12)
Foreign exchange translation and other	12
Transfer to assets held for sale	(450)
Balance as at September 30, 2024	$2,178
During the second and third quarter of 2024, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in a distributed generation development business in Spain and Mexico. The incremental subscription increased our total interest to 50% (10.0% net to Brookfield Renewable).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Hydroelectric	14%-50%	14%-50%	$222	$225
Wind	25%-50%	25%-50%	176	159
Utility-scale solar	25%-65%	25%-65%	282	304
Distributed energy & storage	25%-50%	25%-50%	677	1,049
Sustainable solutions	4%-49%	4%-49%	821	809
			$2,178	$2,546
15. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Cash	$840	$821
Cash subject to restriction	360	251
Short-term deposits	66	69
	$1,266	$1,141

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

16. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Operations	$307	$299
Capital expenditures and development projects	35	13
Credit obligations	109	79
Total	451	391
Less: non-current	(117)	(81)
Current	$334	$310
17. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Trade receivables	$748	$662
Collateral deposits(1)	126	178
Prepaids and other	149	127
Inventory	137	111
Sales taxes receivable	85	94
Short-term deposits and advances	109	23
Current portion of contract asset	66	61
Income tax receivable	46	74
Other short-term receivables	195	187
	$1,661	$1,517
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Operating accrued liabilities	$525	$603
Accounts payable	511	388
Interest payable on borrowings	289	301
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	60	58
Current portion of lease liabilities	36	41
Current portion of contract liability	43	35
Income tax payable	13	41
Other	62	72
	$1,539	$1,539
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2024, Brookfield Renewable had $3,668 million (December 31, 2023: $2,783 million) of capital expenditure commitments outstanding of which $1,133 million is payable in 2024, $2,106 million is payable in 2025, $426 million is payable in 2026 to 2028, and $3 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2024:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $93 million ($13 million)	20%	Q4 2024
China	Wind	201 MW development	CNY $606 million ($85 million)	20%	Q4 2024
Brazil	Distributed energy & storage	829 MW development 13 MW operating	R$334 million ($58 million)	20%	2024-2026
Europe	Various	23 GW development 5 GW operating	€39.85 per share, implying an enterprise value of €6.1 billion ($6.7 billion) for entire Neoen	Up to $540 million	Q4 2024
Australia	Various	2 GW development 55 MW operating	A$245 million ($166 million)	15%	Q4 2024
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2024	December 31, 2023
Brookfield Renewable along with institutional partners	$93	$100
Brookfield Renewable's subsidiaries	1,811	2,026
	$1,904	$2,126
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
20. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2024 totaled nil (2023: nil).
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at the market rates and as at September 30, 2024, $68 million of non-recourse borrowings (December 31, 2023: $101 million) and $7 million of corporate borrowings (December 31, 2023: $8 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $16 million (December 31, 2023: $2 million) and preferred limited partners equity of $11 million (December 31, 2023: $11 million). As at September 30, 2024, Brookfield Renewable had $431 million (December 31, 2023: $450 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
During the third quarter of 2024, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $400 million (approximately $100 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio as part of the transaction. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale.
Subsequent to the quarter, BEPC, Brookfield Renewable, Brookfield Corporation and 1505127 B.C. Ltd. (the “New BEPC”) entered into an agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Renewable’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BEPC if no action is taken. The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, BEPC shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Renewable today.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

Pursuant to the Arrangement, amongst other things, (i) holders of BEPC exchangeable shares other than Brookfield Corporation and its subsidiaries (the “Public Shareholders”) will receive one (1) new exchangeable subordinate voting share in the capital of New BEPC (“New Exchangeable Shares”) for each BEPC exchangeable share held; (ii) BEPC’s articles will be amended to create class A.1 exchangeable subordinate voting shares (the “Class A.1 Shares”) and class A.2 exchangeable non-voting shares (the “Class A.2 Shares”); (iii) New BEPC will transfer the BEPC exchangeable shares it receives from Public Shareholders to the company in exchange for Class A.1 Shares and Brookfield Corporation and its subsidiaries will transfer its BEPC exchangeable shares to BEPC in exchange for Class A.2 Shares; (iv) the BEPC exchangeable shares will be cancelled; (v) New BEPC will be renamed “Brookfield Renewable Corporation” and BEPC will be renamed “Brookfield Renewable Holdings Corporation”; and (vi) the New Exchangeable Shares will be listed and posted for trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC” (the current ticker symbol for the company).
The Arrangement remains subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, and is expected to be completed in the fourth quarter of 2024.
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$4	$—	$12	$12

Direct operating costs
Energy marketing fee & other services	$(4)	$(2)	$(9)	$(7)

Interest expense
Borrowings	$(22)	$(9)	$(49)	$(21)
Contract balance accretion	(4)	(3)	(21)	(18)
	$(26)	$(12)	$(70)	$(39)

Other
Distribution income	$—	$2	$3	$7
Other related party services	(3)	(4)	(1)	(3)
Financial instrument gain	1	13	3	22

Management service costs	$(59)	$(43)	$(157)	$(155)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$66	$61
Due from related parties
Amounts due from	Brookfield(1)	264	1,386
	Equity-accounted investments and other	17	57
		281	1,443
Assets held for sale	Equity-accounted investments and other	134	—
Non-current assets
Financial instrument assets	Brookfield	—	170

Other long-term assets
Contract asset	Brookfield	274	314
Due from related parties	Equity-accounted investments and other	9	135

Current liabilities
Contract liability	Brookfield	43	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	606	541
	Equity-accounted investments and other	10	13
	Brookfield Wealth Solutions	229	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	42	39
		887	835

Liabilities held for sale	Brookfield	33	—

Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	16	2

Due to related parties
Amounts due to	Brookfield(2)	451	496
	Brookfield Wealth Solutions	203	208
	Equity-accounted investments and other	27	1
		681	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

Non-recourse borrowings	Brookfield Wealth Solutions	68	101

Other long-term liabilities
Contract liability	Brookfield	685	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $191 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of nil (2023: $6 million), $78 million (2023: $81 million), and $317 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

21. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2024
Current assets	$41	$392	$3,252	$305	$6,473	$(3,979)	$6,484
Long-term assets	3,918	241	2	39,246	68,585	(43,303)	68,689
Current liabilities	79	8	346	7,413	7,453	(6,415)	8,884
Long-term liabilities	—	—	2,888	154	35,294	—	38,336
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,471	—	18,471
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,211	—	—	2,211
BEPC exchangeable shares	—	—	—	—	2,042	—	2,042
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	738	—	—	738
Preferred limited partners' equity	634	—	—	639	—	(639)	634
As at December 31, 2023
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2024
Revenues	$—	$—	$—	$—	$1,470	$—	$1,470
Net income (loss)	(83)	—	1	(603)	257	389	(39)
Three months ended September 30, 2023
Revenues	$—	$—	$—	$—	$1,179	$—	$1,179
Net income (loss)	(30)	—	—	(332)	444	(58)	24
Nine months ended September 30, 2024
Revenues	$—	$—	$—	$—	$4,444	$—	$4,444
Net income (loss)	(209)	—	1	(1,489)	656	844	(197)
Nine months ended September 30, 2023
Revenues	$—	$—	$—	$—	$3,715	$—	$3,715
Net income (loss)	(64)	—	2	(793)	1,221	(14)	352
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
22. SUBSEQUENT EVENTS
Subsequent to quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 68% interest in a listed distributed generation platform with approximately 200 MW of operating assets and a 450 MW pipeline in the U.K. for approximately £85 million ($109 million) (£17 million ($22 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable increased its ownership in a global nuclear services business from approximately 10.1% to approximately 10.8% for $38 million.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the dissolution of an existing joint venture in a portfolio of 1,020 MW distributed generation assets in China. Upon completion of the dissolution, it is expected Brookfield Renewable will control a portfolio of approximately 541 MW distributed generation assets. The closing of this transaction is expected to occur in the fourth quarter of 2024 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable completed the acquisition of the remaining 50% interest in an existing joint venture of a distributed generation management and development platform in China for approximately CNY $50 million ($7 million).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to partner with a global leader in offshore wind, to acquire a 12% interest in a portfolio of ~3.5 GW of operating capacity located in the U.K. for an enterprise value of approximately $2.3 billion ($570 million net to Brookfield Renewable).The closing of this transaction is expected to occur in the fourth quarter of 2024 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a portfolio of 1.6 GW operating and under construction wind and solar assets. The closing of this transaction is expected to occur in parts in the first quarter of 2025 and 2026 and is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2024

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2023 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN